One team countless possibilities Manager Tool Kit NOTE: CERTAIN LINKS IN THIS GUIDE WILL NOT BE FUNCTIONAL UNTIL THE LAUNCH OF THE INTEGRATION HUB ON 9/1/2018. Filed by Marriott Vacations Worldwide Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 as amended Subject Company: ILG, Inc. Commission File No.: 001-34062

How to Use Your Manager Tool Kit As a leader of associates, you play a critical and valuable role in ensuring the successful integration of MVW and ILG. We have prepared this tool kit to help you answer your associates’ questions and guide your teams to the proper resources throughout the integration. DO NOT: Do not think of this as a comprehensive list of answers to your associates’ questions. This will not answer all their concerns, but will provide you with resources for additional assistance. DO: Use this information with your associates in a variety of settings, including large-group presentations, face-to-face meetings, written communications, and webinars. Proactively communicate with your associates during meetings specifically held to discuss the integration, as well as during regularly scheduled events with your direct reports. Share these materials and resources with managers within your location or department to ensure that timely information reaches each associate.

What’s Included in the tool kit Sample Team Meeting Presentation Integration update The new MVW executive committee Associate resources Integration Update Overview of the MVW/ILG combination What the MVW/ILG combination brings together The new MVW executive committee Communications Guidance Manager responsibilities Guidance for communicating with associates Key information on what’s changing and what’s not changing Next steps

Integration Update

Overview of the MVW/ILG Combination Leading upper-upscale and luxury vacation ownership and exchange company will have more than 100 vacation resorts and nearly 650,000 vacation ownership Owners and Members, as well as nearly 3,200 resorts and approximately 2 million families in its exchange and membership programs. Source: ILG 10K, MVW 10K, ILG Investor Presentation 2017, Strategic Plans, ILG VO Assumptions, MVW Final Projections, ILG Data Room FY17 numbers; revenue excludes cost reimbursements ILG External Exchange members excludes MVW active members. Active member counts as of December 31, 2017

Management of more than 200 other resorts and lodging properties. Combined MVW/ILG company will be the largest upper-upscale and luxury vacation ownership developer in the industry with highly demanded vacation destinations Exclusive, long-term access for vacation ownership to over 100 million members of the combined Marriott Rewards/SPG program and almost 10 million World of Hyatt members Marriott’s Mountainside Park City, Utah Westin Lagunamar Ocean Villas Cancun, MX The combination creates a leading global provider of premier vacation experiences Exchange networks comprised of nearly 3,200 resorts in over 80 countries. Membership programs servicing approximately 2 million members More than 100 vacation resorts and nearly 650,000 Owners and Members in a diverse portfolio that includes seven vacation ownership brands.

The MVW Executive Committee

Communications Guidance

Understanding WHAT’S ON THE Mind of an Associate The first step to being an effective manager of associates during the integration is understanding what is on your associates’ mind. Throughout this section of the Tool Kit, we provide guidance on communicating with your associates and resources to help you share information effectively.

Manager Responsibilities Mangers are responsible for ensuring associates understand the integration and feel part of the new MVW. Managers should help associates understand: The role they will play in the new company The new MVW’s shared ambition statement How the integration will benefit key stakeholders Managers should make sure that associates feel: They have been provided with a clear direction Aligned with organizational goals and ambitions That communications have been open, honest, and timely Motivated and inspired to continue working to high standards and delivering outstanding service to all customers

Guidance for Communicating with Associates DO: Provide presence and visibility to engage with all associates and create an atmosphere of dialogue and support, especially during staff meetings Keep an open-door policy to encourage associates to approach you Host a team meeting to discuss the integration with your associates If you don’t know the answer to an associate question, let them know that you will look into it and follow up with a response Encourage associates to review available resources to guide them through the integration. Be aware that your attitude, behavior, and language will impact how your team feels about the integration DO NOT: Speculate about the future with associates Guess if you don’t know the answer to a question (do tell associates you will follow up with them once you have the necessary information)

Guidance on Communicating Organizational Changes We have been working hard to create an organization that will give you and your teams the best opportunities in the future. We know that you will be getting questions from your associates on the new organizational structure and wanted to give you visibility to the timeline and resources to answer these questions. Timeline: End of November 2018 is our target date for selecting and communicating our senior leadership team End of First Quarter 2019 is when senior leadership will target to have a decision around the future design of the organization and related key roles and responsibilities. Plans will continue to evolve in the coming year as we continue to refine our strategic direction Resources: Review the Integration FAQs on the Integration Hub that address questions we anticipate you may have about the new operating model and leadership structure, the talent selection process, and equally as important, how organizational changes may affect you and/or your teams.

Upcoming Integration Communications Encourage your team to read the following upcoming communications and keep updated on the integration progress. Sept 1 Leadership Site Visits Leaders visit offices, resorts, contact centers, and sales galleries throughout the remainder of 2018 Leaders host town halls (as applicable) Day 1 of the New MVW Press release announcing Legal Deal Close Integration Hub launched and accessible to all associates Sept 4 - Sept 12 Week 1 Message Welcome message and video from Steve Weisz, President and CEO of MVW Open mic sessions for all managers to ask questions after Deal Close Pre-approved customer-facing communications distributed from appropriate senior business leaders Sept - Dec

WHAT'S CHANGING AND WHAT'S NOT

Most of our business processes, policies, and practices will not change. Please see the **Associate Integration Guide** for a more detailed list of what is changing and what is not changing.

Function	What's Changing	What's Not Changing
Information Technology (IT)	• New collaboration tools have been made available (Skype IM, File Sharing, Address Book, and Calendar Availability) • www.ILG.com will have a redirect to the **MVW website** where ILG content has been incorporated	• Email addresses • Company intranets • Desktop/ laptop/ EID • Wi-fi • Mobile phone/ voicemails • IT support desk
Human Resources (HR)	• As the organization realignment efforts continue, associates who wish to transfer from one legacy company to another (i.e. MVW to ILG, or ILG to MVW) are being asked to not apply for a position outside their legacy company (MVW or ILG) until January 2019 (see the **Associate Integration Guide** for further details)	• How and when you get paid • How you record your time and attendance (including time off, sick days, holidays, etc.) • Compensation programs • Benefits coverage and contributions • Performance reviews • Dress code • Employee referral process, policies, and payouts
Facilities	• No changes at this time	• Badge access • Conference room booking • Parking
Policies & Procedures	• ILG's Code of Business Conduct and Ethics has been replaced by MVW's Ethical Conduct Policy (MVWP-01) and MVW's Business Conduct Guide; for other policies that will apply to all of MVW's portfolio of companies, see the **Policies and Standards** section of the Integration Hub	• MVW Business Conduct Guide • MVW Ethical Conduct Policy • Compliance training • Branding • Data sharing restrictions

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Preparing to Lead in the new organization Below are checklists we have prepared to assist you in leading from September 1 and beyond. Beyond September 4, 2018: Meet with your team regularly to maintain an open dialogue Keep an open-door policy Visit the Integration Hub for the most updated integration information and FAQs Email further questions and feedback to mvw.integration@mvwc.com, the newly combined integration mailbox September 1- 4, 2018: Read the Associate Integration Guide Speak with your team members using the sample Associate Team Meeting Presentation within this Tool Kit and address any questions that your team may have. Refer to the Integration FAQs if you have questions on messaging. Visit and encourage your teams to visit the Integration Hub on a regular basis for additional communications Email further questions and feedback to mvw.integration@mvwc.com, the newly combined integration mailbox

Manager Next Steps 1. Customize and deliver the Associate Team Meeting Presentation in this Tool Kit: Discuss immediate impacts to your team, if any Share what to expect following Deal Close Identify associate resources and next steps Answer questions and hold open discussions 2. Have individual associate conversations: Discuss impacts to individual associates as information becomes available Answer questions and hold open discussions 3. Communicate observations to leadership: Inform your business leaders of common associate questions or concerns Elevate associate questions that you did not have the information to answer Reference the Integration Hub for the latest integration updates: Check the Integration Hub weekly for integration news and resources Direct associates to the Integration Hub when they have questions

Note: The following is a template that should be used to facilitate a team meeting with your associates following the close of the transaction Sample Associate Team Meeting Presentation

Contents Overview of the New MVW The New MVW Executive Committee What’s Changing and What’s Not Changing Integration Hub Next Steps/ Q&A

Overview of the New MVW Together, we’re a winning team. Our Numbers Our Brands and Companies

The MVW Executive Committee

WHAT'S CHANGING AND WHAT'S NOT

Most of our business processes, policies, and practices will not change. Please see the Associate Integration Guide for a more detailed list of what is changing and what is not changing.

Function	What's Changing	What's Not Changing
Information Technology (IT)	• New collaboration tools have been made available (Skype IM, File Sharing, Address Book, and Calendar Availability) • www.ILG.com will have a redirect to the MVW website where ILG content has been incorporated	• Email addresses • Company intranets • Desktop/ laptop/ EID • Wi-fi • Mobile phone/ voicemails • IT support desk
Human Resources (HR)	• As the organization realignment efforts continue, associates who wish to transfer from one legacy company to another (i.e. MVW to ILG, or ILG to MVW) are being asked to not apply for a position outside their legacy company (MVW or ILG) until January 2019 (see the Associate Integration Guide for further details)	• How and when you get paid • How you record your time and attendance (including time off, sick days, holidays, etc.) • Compensation programs • Benefits coverage and contributions • Performance reviews • Dress code • Employee referral process, policies, and payouts
Facilities	• No changes at this time	• Badge access • Conference room booking • Parking
Policies & Procedures	• ILG's Code of Business Conduct and Ethics has been replaced by MVW's Ethical Conduct Policy (MVWP-01) and MVW's Business Conduct Guide; for other policies that will apply to all of MVW's portfolio of companies, see the Policies and Standards section of the Integration Hub	• MVW Business Conduct Guide • MVW Ethical Conduct Policy • Compliance training • Branding • Data sharing restrictions

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Integration Hub for Additional Tools and Resources All associates in the new MVW can now come to one place to have their integration questions answered – the Integration Hub. Below are a few key resources included in the Hub. Tools and Additional Resources Helpful policies, templates, and tools for associates to do their job Guide that highlights what’s changing and what’s not; regularly updated for associates Living document updated regularly responding to associates questions/ concerns About the New MVW Information on the new organization’s strategic priorities and new leadership Task Aids Detailed documents explaining new IT functionalities Updates on integration progress and development INTEGRATION HUB Associate Integration Guide FAQs Informative Integration Updates

Next steps Associate Integration Checklist Read the associate welcome email from Steve Weisz, President of MVW, and watch the videos included in his message. Read through the Associate Integration Guide. Visit the Integration Hub for integration-related news and updates. Read through the Integration FAQs on the Integration Hub. Update your Office 365 profile picture using this task aid.. If you have “www.ILG.com” in your email signature block, please remove it from your signature block upon Deal Close, as the ILG corporate website will no longer be in active operation after Deal Close. There is no need to update any other component of your signature block. Read all communications you receive regarding the integration. Ask your manager questions. If you have further questions, email mvw.integration@mvwc.com.

Q&A

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions. Forward-looking statements are any statements other than statements of historical fact, including statements regarding MVW and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of MVW and ILG; our beliefs relating to value creation as a result of a potential combination of MVW and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding MVW’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the SEC, including those described in Part I of the MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC, and any amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between MVW and ILG; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of MVW and ILG will not be integrated successfully; the potential impact of disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of MVW and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, on July 19, 2018, MVW filed with the SEC an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of MVW and ILG and was filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. MVW and ILG mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018. On August 28, 2018, at their respective special meetings, MVW’s stockholders approved the issuance of MVW common stock in connection with the transactions contemplated by the Merger Agreement, and ILG stockholders approved the transactions contemplated by the Merger Agreement. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders can obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.